JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

02 November 2004

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Announcement - SABMiller recommended offer for ABI - Circular Posting and Salient Dates - 18 October 2004**
2. **Announcement - SABMiller plc - Block Listing Application - 18 October 2004**
3. **Announcement - Schedule 5 Blocklisting Six Monthly Return - 20 October 2004**
4. **Announcement - Unaudited interim results for the ABI group for the six months ended 30 September 2004 - 28 October 2004**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

REG-SABMiller PLC Offer Update on ABI
Released: 14/10/2004

RNS Number:0588E
SABMiller PLC
14 October 2004

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

SABMiller recommended offer for ABI - Circular Posting and Salient Dates

London, 14 October 2004. SABMiller plc announces that, further to its announcement dated 22 September 2004, indicating the SABMiller group's firm intention to make an offer to acquire the issued share capital of ABI that it does not already own, the circular setting out the details of that offer was posted to shareholders today, Thursday 14 October 2004.

The offer is being implemented by means of a scheme of arrangement. Should the scheme be implemented, scheme participants will receive a cash consideration of R 91.00 per ABI share and ABI's listing on the JSE will be terminated.

It is expected that the scheme meeting will be held on 9 November 2004, whilst the court hearing to sanction the scheme will be held on 23 November 2004. If the scheme is sanctioned and implemented, it is anticipated that the scheme will become operative on 13 December 2004, with ABI's listing on the JSE being terminated from the commencement of trade on 14 December 2004.

The full text of the joint announcement, which contains comprehensive details of the salient dates in respect of the scheme, is available on the JSE Securities Exchange News Service (SENS) and on the SABMiller website, www.sabmiller.com.

Ends

Notes to editors:
SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2003/04 lager sales volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Amalgamated Beverage Industries Limited

Amalgamated Beverage Industries Limited (ABI) is the leading soft drink business in the SABMiller plc group of companies. ABI remains one of the largest producers and trade marketers of The Coca-Cola Company brands in the southern Africa region. The company's core skills lie in the manufacture, trade marketing, sales and distribution of a variety of the world's leading soft drink brands, including carbonated soft drinks, sports and energy drinks, bottled water and fruit juices. The company was established in 1967 as a result of agreements between the Coca-Cola Export Corporation of the US, Cadbury Schweppes (SA) Ltd and South African Breweries Ltd. It became a public company in 1987

and listed on the Johannesburg Securities Exchange in 1989.This announcement does not constitute an offer to sell or the solicitation of an offer to purchase or subscribe for any securities in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions.

This announcement contains statements about Amalgamated Beverages Industries Limited ('ABI'), SABMiller plc ('SABMiller') and members of the SABMiller group (together with SABMiller, the "SABMiller Group") that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of ABI's or the SABMiller Group's operations; and (iii) the effects of government regulation on ABI's or the SABMiller Group's business.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to ABI or any member of the SABMiller Group or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. ABI and the SABMiller Group expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

END

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REG-SABMiller PLC Additional Listing
Released: 18/10/2004

RNS Number:1857E
SABMiller PLC
18 October 2004

SABMiller plc

Following the receipt of a conversion and exchange notice representing US$500,000 of SAB Finance (Cayman Islands) Limited 4.25 per cent Guaranteed Convertible Bonds due 2006 (the "Bonds"), a block listing application has been made to The UK Listing Authority for 240,500 ordinary shares to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares rank pari passu with the existing issued shares of the Company.

A simultaneous separate individual application for a secondary listing of new ordinary shares will be made to the Johannesburg Securities Exchange South Africa.

END.

END

LISUWSSRSRRRAAA

REG-SABMiller PLC Blocklisting Interim Review
Released: 20/10/2004

RNS Number:2837E
SABMiller PLC
20 October 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

SABMiller plc

2. Name of scheme

(i) Executive Share Purchase Scheme (RSA)
(ii) UK Approved Share Option Scheme
(iii) UK No 2 Unapproved Share Option Scheme
(iv) SABMiller plc International Employee Share Option Scheme

3. Period of return:

From 19.04.04 To 19.10.04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

Name of Scheme	Ord shares of US$0.10 each
(i) Executive Share Purchase Scheme (RSA)	5,038,150
(ii) UK Approved Share Option Scheme	125,399
(iii) UK No 2 Unapproved Share Option Scheme	3,929,721
(iv) International Employee Share Option Scheme	790,513

5. Number of shares issued / allotted under scheme during period:

Name of Scheme	Ord shares of US$0.10 each
(i) Executive Share Purchase Scheme (RSA)	1,270,224
(ii) UK Approved Share Option Scheme	42,848
(iii) UK No 2 Unapproved Share Option Scheme	968,818
(iv) International Employee Share Option Scheme	125,665

6. Balance under scheme not yet issued / allotted at end of period

Name of Scheme	Ord shares of US$0.10 each
(i) Executive Share Purchase Scheme (RSA)	3,767,926
(ii) UK Approved Share Option Scheme	82,551
(iii) UK No 2 Unapproved Share Option Scheme	2,960,903
(iv) International Employee Share Option Scheme	664,848

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

(i) Executive Share Purchase Scheme (RSA)

4,900,000 ordinary US$0.10 listed 16.04.1999

3,798,000 ordinary US$0.10 listed 19.04.2002

400,000 ordinary US$0.10 listed 05.03.2004

9,098,000 TOTAL

(ii)UK Approved Share Option Scheme

50,490 ordinary US$0.10 listed 19.04.2002

93,435 ordinary US$0.10 listed 05.03.2004

143,925 TOTAL

(iii) UK No 2 Unapproved Share Option Scheme

100,000 ordinary US$0.10 listed 16.04.1999

527,771 ordinary US$0.10 listed 19.04.2002

3,592,329 ordinary US$0.10 listed 05.03.2004

4,220,100 TOTAL

(iv) SABMiller plc International Employee Share Option Scheme

837,180 ordinary US$0.10 listed 05.03.2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,002,845,606

Contact for queries

Name Greg Martin

Address SABMiller plc, Dukes Court, Duke Street, Woking, GU21 5BH

Telephone 01483 264 067

Person making the return

Name A.O.C. Tonkinson

Position Company Secretary

Signature

END

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REG-SABMiller PLC ABI Interim Results
Released: 28/10/2004

RNS Number:5680E
SABMiller PLC
28 October 2004

+

Unaudited interim results for the ABI group for the six months ended 30 September 2004

Amalgamated Beverage Industries Limited (ABI), a subsidiary of SABMiller plc, has reported its unaudited interim group results in Johannesburg, South Africa for the six months ended 30 September 2004. The text of ABI's announcement follows. It should be noted that the interim group results have been prepared to conform to South African Statements of Generally Accepted Accounting Practice.

Enquiries to:

Sandra Pienaar

Company secretary

Telephone: +27 11 719 1400

Highlights

- Beverage volumes up 7.9% to 5.7 million hectolitres
- Sales revenue grows by 14.0% to R2.6 billion
- Trading profit increases by 50.4% to R340 million
- Headline earnings increase by 24.1% to R211 million
- Dividends per share increase by 24.5% to 61 cents per share

Overview

Following on from the good results for the year ended March 2004, real growth in earnings has been maintained for the half-year ended September 2004 through sustained volume growth, revenue management and productivity gains. The primary driver of the 7.9% volume growth has been increased consumer spending, led by improved disposable income in middle and upper income groups. This was further assisted by effective marketing activity and relatively favourable weather conditions. Mainstream carbonated soft drink volumes increased by 7.2%, while other soft drinks grew by 20.8%. The latter contributed 5.2% to total volumes sold, up from 5.0% over the previous financial year.

Financial performance

Headline earnings increased by 24.1% compared to the six months ended 30 September 2003. These earnings are determined after absorbing non-recurring taxation and interest charges totalling R27 million on the Immediate Consumption Programme (ICP: a subsidy towards cooler investment received in 1998 and 1999 from the Coca-Cola Southern and East Africa division). The taxation and related interest on ICP funds, disclosed as a contingent liability of R69 million in the 2004 annual report, has been settled with the South African Revenue Services. The net impact to the income statement is interest payable of R10 million and a taxation charge of R17 million. Excluding the effect of this, the growth in headline earnings would have been 40%.

The 14% increase in sales revenue was primarily driven by the higher volumes together with selling price increases. Gross margins improved slightly over the comparable period last year from 34.7% to 34.9%. Higher selling prices and raw material cost efficiencies have been offset to some extent by increased container amortisation resulting from high container investment in the latter half of the prior year.

As a consequence of the above, together with overhead productivity gains, trading profit grew by 50.4% compared to the comparable period last year, strengthening ABI's trading margin from 9.9% to 13.0%.

Net interest earned has seen a decline of R22 million despite an increase in the average cash reserves relative to the comparable period last year. This is due to the ICP interest charge referred to earlier, as well as the progressive reduction in interest rates.

The cash balance has improved by R209 million when measured against the same period last year. This is primarily due to the improved operating performance as well as the improved net working capital position. The decline in the cash balance of R131 million, from R802 million at the last year-end to R671 million, is mainly due to the final dividend as well as final and provisional taxation payments made.

Sustainability

ABI continues to take a holistic approach to business sustainability with appropriate investment in quality, health and safety, the environment and the communities within which the company operates. To this end ABI continues to improve NOSA and ISO 14000 ratings and product quality results across all plants. The company remains active in its support of HIV/Aids orphans through the NOAH (Nurturing Orphans of Aids for Humanity) and Starfish Foundation initiatives. Other areas of support include participation in environmental projects and assistance to smaller businesses through training and other programs. ABI is also a member of the JSE Socially Responsible Investment (SRI) Index.

Outlook

Sales are expected to continue on a positive growth trend for the balance of the year, albeit at a lower rate than that achieved in the first half. Given an expectation of stable economic growth, with moderate input cost increases and further productivity gains, real earnings growth is expected for the full year.

Scheme of arrangement

The attention of shareholders is drawn to the scheme of arrangement as detailed in the circular to ABI shareholders issued on Thursday, 14 October 2004.

Accounting policies

These results have been compiled in accordance with the South African Statements of Generally Accepted Accounting Practice and the listing requirements of the JSE Securities Exchange South Africa and Schedule 4 of the South African Companies Act. With the exception noted below, the accounting policies and

methods of computation used in the preparation of the results are consistent in all material respects with those adopted in the annual financial statements for the year ended 31 March 2004. The following exception should be noted:

- AC140: Business combinations, has been applied which necessitates a discontinuation of the amortisation of goodwill from 1 April 2004, subject to the requirements of AC128: Impairment of assets.

The effect of this change in accounting policy is a R40 million reduction in amortisation charged to the income statement as compared to the comparable period last year. Headline earnings are not affected as the amortisation of goodwill is added back in the calculation of headline earnings.

Ernst & Young, the company's external auditors, have not reviewed or audited the financial results for the six months ended 30 September 2004.

Declaration of dividend No.58

Notice is hereby given that on 27 October 2004, the board of directors declared an interim dividend of 61 cents per share (2003: 49 cents) for the year ending 31 March 2005. This dividend will be paid out of profit on ordinary activities after taxation, as determined by the directors, to ordinary shareholders recorded as such in the register at the close of business on the record date, Friday, 10 December 2004. The last date to trade to participate in the dividend is Friday, 3 December 2004. Shares will commence trading ex-dividend from Monday, 6 December 2004.

The important dates pertaining to this dividend are as follows:

Last day to trade "cum" dividend	Friday, 3 December 2004
Shares trade "ex" dividend	Monday, 6 December 2004
Record date	Friday, 10 December 2004
Payment date	Monday, 13 December 2004

Share certificates may not be dematerialised or rematerialised between Monday, 6 December 2004 and Friday, 10 December 2004, both days inclusive.

Group income statements

	Half-year ended 30 September 2004 Rm (Unaudited)	Half-year ended 30 September 2003 Rm (Unaudited)	% Change	Year ended 31 March 2004 Rm (Audited)
Revenue	2,667	2,349		5,666
Sales revenue	2,616	2,294	14	5,571
Cost of sales	(1,702)	(1,499)		(3,339)
Gross profit	914	795		2,232
Net operating costs	(574)	(569)		(1,192)
Trading profit	340	226	50	1,040
Goodwill amortisation	-	(40)		(78)

Operating profit	340	186		962
Income from an associate	22	18		48
Profit on ordinary activities before interest and taxation	362	204	77	1,010
Net finance income	18	40		66
Profit on ordinary activities before taxation	380	244		1,076
Taxation	(166)	(110)		(377)
Profit on ordinary activities after taxation	214	134		699
Equity minority interests	(4)	(5)		(11)
Net profit for the period	210	129		688
Reconciliation of headline earnings (Rm)				
Net profit for the period	210	129	63	688
Loss on disposal of property, plant and equipment after taxation	1	1		9
Goodwill amortisation	-	40		78
Headline earnings	211	170	24	775
Earnings per share (cents)				
Basic earnings	137	85	61	450
Headline earnings	138	112	23	507
Dividends per share (cents)	61	49	24	280
Net asset value per share (cents)	2,272	2,053	11	2,359
Number of ordinary shares in issue (million)	153	152		153
Weighted average number of ordinary shares in issue (million)	153	152		153

Group balance sheets

	30 September 2004 Rm (Unaudited)	30 September 2003 Rm (Unaudited)	31 March 2004 Rm (Audited)
Assets			
Non-current assets	3,117	3,047	3,011
Property, plant and equipment	1,719	1,615	1,615
Investment properties	3	3	3
Goodwill	1,107	1,145	1,107
Investment in an associate	241	221	236
Deferred taxation asset	47	63	50
Current assets	1,621	1,285	1,580
Inventories	359	325	309
Trade and other receivables	343	285	309
Prepayments	175	101	160
Current taxation asset	73	112	-
Cash and cash equivalents	671	462	802
Total assets	4,738	4,332	4,591
Equity and liabilities			
Capital and reserves			
Share capital and premium	1,619	1,608	1,614
Non-distributable reserves	(1)	(3)	(5)

Accumulated profits	1,833	1,492	1,976
Ordinary shareholders' funds	3,451	3,097	3,585
Minority interests	25	24	24
Total shareholders' funds	3,476	3,121	3,609
Non-current liabilities	199	249	214
Long-term loans	6	7	6
Deferred taxation liability	97	133	107
Deferred income	66	81	74
Retirement benefit obligation	30	28	27
Current liabilities	1,063	962	768
Trade and other payables	1,037	944	708
Provisions	26	18	47
Current taxation	-	-	13
Total equity and liabilities	4,738	4,332	4,591
Future capital expenditure			
Contracted	-	29	6
Authorised by the directors but not yet contracted	487	177	437

Group cash flow statements

	Half-year ended 30 September 2004 Rm (Unaudited)	Half-year ended 30 September 2003 Rm (Unaudited)	Year ended 31 March 2004 Rm (Audited)
Trading profit	340	226	1,040
Depreciation	126	108	217
Non-cash items	17	26	1
Decrease/(increase) in working capital	150	88	(126)
Cash generated from operating activities	633	448	1,132
Dividend income received	16	13	28
Normal taxation paid	(216)	(244)	(394)
Secondary tax on companies paid	(42)	(35)	(42)
Net cash inflow from operating activities	391	182	724
Finance income received	36	46	73
Finance costs paid	(16)	(3)	-
Dividends paid	(353)	(290)	(366)
Net cash retained	58	(65)	431
Cash utilised in investment activities			
Investment to maintain and upgrade operations	(118)	(135)	(209)
Investment to expand operations	(80)	(139)	(241)
Proceeds on disposal of assets	4	26	41
Net cash invested	(194)	(248)	(409)
Cash effects of financing activities			
Long-term loans repaid	-	(2)	(5)
Premium on issue of share capital used for share options	5	9	15

Net cash received	5	7	10
(Decrease)/increase in cash and cash equivalents	(131)	(306)	32
Balance at the beginning of the period	802	773	773
Currency translations	-	(5)	(3)
Balance at the end of the period	671	462	802

Statements of changes in equity

	Ordinary share capital Rm	Ordinary share premium Rm	Non-distri-butable reserves Rm	Accu-mulated profits Rm	Ordinary share-holders' funds Rm	Minority interests Rm	Total share-holders' funds Rm
Balance at 31 March 2003	1	1,598	2	1,652	3,253	21	3,274
Premium on issue of share capital used for share options	-	9	-	-	9	-	9
Foreign currency translation differences	-	-	(5)	-	(5)	(2)	(7)
Net profit for the period	-	-	-	129	129	5	134
Dividend	-	-	-	(289)	(289)	-	(289)
Balance at 30 September 2003	1	1,607	(3)	1,492	3,097	24	3,121
Premium on issue of share capital used for share options	-	6	-	-	6	-	6
Foreign currency translation differences	-	-	(2)	-	(2)	(4)	(6)
Net profit for the period	-	-	-	559	559	6	565
Dividend	-	-	-	(75)	(75)	(2)	(77)
Balance at 31 March 2004	1	1,613	(5)	1,976	3,585	24	3,609
Premium on issue of share capital used for share options	-	5	-	-	5	-	5
Foreign currency translation differences	-	-	4	-	4	(3)	1
Net profit for the period	-	-	-	210	210	4	214
Dividend	-	-	-	(353)	(353)	-	(353)
Balance at 30 September 2004	1	1,618	(1)	1,833	3,451	25	3,476

By order of the board

MJ Bowman V Pillay

Managing director Financial director

27 October 2004

Directorate and administration

Non-executive chairman

EAG Mackay

Independent non-executive directors

MP Adonisi

PM Bester

Non-executive directors

JA Mabuza

MI Wyman (British)

Executive directors

MJ Bowman (managing director)

EM Borcherds

TK Gibbon

HBB Lloyd

V Pillay

TC Sanderson

Company secretary

S Pienaar

Registered office

ABI House

14 Pongola Crescent

Eastgate Extension 17

Sandton 2199

P O Box 76202

Wendywood 2144

South Africa

Transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited

70 Marshall Street

Johannesburg 2001

P.O. Box 61051

Marshalltown 2107

South Africa

END

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